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January 31, 1995





Dear Investor:

         This letter is to inform you of certain developments which will have an effect on the net asset value of your Units in Fiduciary Capital Pension Partners, L.P.

         Canadian's Corp. is women's specialty retailer with 53 stores on the East Coast, including stores in the New York City and Philadelphia metropolitan areas, and approximately 820 employees. As reported in the business press, retailers almost universally experienced extremely disappointing sales during the recent holiday season. For reasons which are not entirely clear, women's specialty retailers were especially hard hit. This situation was exacerbated by severe winter weather which hampered store operations from Boston to Washington, D.C. As a result, a number of apparel retailers have filed for bankruptcy.

         Canadian's has not escaped the retailing downturn and is experiencing substantial operating problems. As discussed in the Fund's last quarterly report, the company had embarked on a significant cost cutting program in the Fall which included closing marginal stores and reducing general and administrative costs. These measures, however, have not been sufficient to offset an unusually bad holiday season. Canadian's is in the process of continuing to evaluate its options, but, in light of the situation, the Managing General Partner has decided to completely write-off the Fund's investment in Canadian's, which had a book value of $3,411,797 prior to this write-off. This write-off follows earlier writedowns of $692,152 in the investment.

         The Canadian's write-off results in a net asset per Unit of $16.73 as of January 26, 1996. This write-off will also be reflected in the December 31, 1995 net asset value of the Fund, which is now being examined by the Fund's independent accountants in connection with the Fund's year-end audit.

         Please be assured that we will closely monitor the Candian's situation, and we will apprise you of significant developments in our regular quarterly reporting. In the meantime, if you have any questions, please call us at 800-866- 7607.

Sincerely,




Paul Bagley, Chairman
FCM Fiduciary Capital Management Company




W. Duke DeGrassi, President
FCM Fiducairy Capital Management Company

cc: Investment Excutive